

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2010

<u>Via U.S. Mail</u>

Mr. William A. Schmitz
Chief Executive Officer
WindTamer Corporation
1999 Mount Read Blvd.
Rochester, NY   14615

      Re: **WindTamer Corporation**
             Form 10-K for the year ended December 31, 2009
             Filed March 11, 2010
             File No. 0-53510

Dear Mr. Schmitz:

      We have completed our review of your filings and have no further comments at this time.

                    Sincerely,

                    Kevin Vaughn
                    Accounting Branch Chief